Exhibit 99.11

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

May 27, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 58,710,383

Second Phase of Fair Market Valuation Completed

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that the second phase of the valuation process pursuant to the Substantial Issuer Bid process is completed. Western Wind under recommendation from one of its lenders, engaged the world renowned DAI Management Consultants, Inc., (“DAI”) to perform a three-part valuation process of all of the Company’s assets, both financial and physical. The first phase was a comprehensive valuation of the 120 MW Windstar Project located in Tehachapi, California as of the expected commercial operations date. That valuation produced a net equity value on behalf of Western Wind, of US $206.8 million.

The second phase covers three projects: First is the existing 10.5-megawatt Kingman Project, in which all turbines are now fully erected. The second is the existing 30-megawatt producing Mesa Project and the third is the 30-megawatt Yabucoa Solar Project, which has been granted a power purchase agreement.

The net equity position for Western Wind on these three (3) projects is US $152.8 million.

The total net equity position for Western Wind on the first two (2) phases is US $359.6 million. There are 58,710,383 shares issued and outstanding.

The final report covering the remaining assets will be available in due course. The delay regarding the second phase was caused by the extra time needed to fully evaluate all the costs associated with the Yabucoa Project in Puerto Rico.

Jeff Ciachurski, CEO of Western Wind Energy states “we are pleased to have engaged the services of DAI. DAI is a world class energy valuation firm that is highly respected by government agencies, banks, utilities and independent power companies for their comprehensive understanding of the entire spectrum of the energy business.”

The Western Wind Board of Directors, management team and staff are prohibited from participating and selling into any prospective share buy-back program.

About DAI Management Consultants, Inc.

Founded in 1987, DAI is a consulting firm specializing in valuation and risk management services for the power and energy infrastructure sectors. DAI provides a comprehensive suite of analytical services addressing the technical, regulatory, and economic issues that directly affect power and energy projects. Clients of DAI have included the United States Internal Revenue Service, major public and private utilities, financial institutions and independent power producers.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”

For Inquires, please contact:
Lawrence Casse, Investor Relations
(416) 992-7227

alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”